Exhibit 12

PrivateBancorp, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2014		2013		2012		2011		2010		2009
Earnings:
Income (loss) before income taxes	$122,349		$199,943		$132,417		$70,200		$64		$(50,380)
Fixed charges, excluding interest on deposits	13,321		30,462		24,289		23,947		32,931		42,112
Earnings before fixed charges, excluding interest on deposits	135,670		230,405		156,706		94,147		32,995		(8,268)
Interest on deposits	19,685		40,713		42,814		50,072		74,037		111,616
Earnings before fixed charges, including interest on deposits	$155,355		$271,118		$199,520		$144,219		$107,032		$103,348
Fixed Charges:
Interest expense, excluding interest on deposits	$13,321		$30,462		$24,289		$23,947		$32,931		$42,112
Interest on deposits	19,685		40,713		42,814		50,072		74,037		111,616
Total fixed charges, including interest on deposits	$33,006		$71,175		$67,103		$74,019		$106,968		$153,728
Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$13,321		$30,462		$24,289		$23,947		$32,931		$42,112
Preferred stock dividends	—		—		13,368		13,690		13,607		12,443
Total fixed charges and preferred stock dividends, excluding interest on deposits	13,321		30,462		37,657		37,637		46,538		54,555
Interest on deposits	19,685		40,713		42,814		50,072		74,037		111,616
Total fixed charges and preferred stock dividends, including interest on deposits	$33,006		$71,175		$80,471		$87,709		$120,575		$166,171
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	10.18	x	7.56	x	6.45	x	3.93	x	1.00	x	(a)
Including interest on deposits	4.71	x	3.81	x	2.97	x	1.95	x	1.00	x	(a)
Ratio of Earnings to Fixed Charges and Preferred Dividends:
Excluding interest on deposits	10.18	x	7.56	x	4.16	x	2.50	x	(a)		(a)
Including interest on deposits	4.71	x	3.81	x	2.48	x	1.64	x	(a)		(a)
(a) Ratios for the periods indicated were less than one, as earnings were inadequate to cover fixed charges. The dollar amount of the coverage deficiency for each affected period is presented below. The amount is the same whether including or excluding interest on deposits (dollars in thousands).

Coverage deficiency - earnings to fixed charges									$—		$(50,380)
Coverage deficiency - earnings to fixed charges and preferred stock dividends									$(13,543)		$(62,823)